                                                                   August August 15, 2012

VIA EDGAR TRANSMISSION

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              Kadant Inc.
  Form 10-K for the year ended December 31, 2011
Filed March 14, 2012
File No. 001-11406

Dear Mr. Vaughn:

On behalf of Kadant Inc. (we, Kadant, the Company), we hereby respond to the comments set forth in your letter dated July 18, 2012. The comments in the letter are reproduced below, together with our responses thereto.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Application of Critical Accounting Policies and Estimates, page 20

Percentage-of-Completion, page 21

1.           Comment:
We note your disclosure in this section that primarily for your orders in China you are exposed to the risk that customers may not comply with the contractual obligation to take delivery of the equipment. Please explain to us if you have sustained any losses on these contracts as a result of customers not taking delivery of equipment. Also, please explain to us how this risk affects your method of revenue recognition on these contracts. Specifically explain the circumstances where you recognize revenues using the percentage-of-completion method on these contracts. Finally, tell us how any such delivery uncertainties impact your assessments of the utility of the inventory related to orders with delivery risks.

Response:
We have never sustained losses in China or any other region on contracts accounted for under the percentage-of-completion method as a result of customers not taking delivery of the equipment. To the extent that we believe that there is a risk that the customer will not satisfy all obligations under the contract (i.e. take delivery of the equipment), we do not use the percentage-of-completion method of accounting. Our business model has changed over the past several years and our shipments to China from the U.S. now represent a small percentage of our revenue in China and a small portion of our percentage-of-completion method revenues. We now largely supply the Chinese market from our manufacturing facilities in China, where we recognize revenue in accordance with general revenue recognition rules under ASC 605-10-S25 and the completed contract method of revenue recognition under ASC 605-35 (see the table in our response to comment #3). We do not recognize revenue at our Chinese facilities on the percentage-of-completion method as we do not meet the criteria necessary to do so (see our response to comment #2). However, the revenue recognized at our facilities in the U.S. does meet the criteria and as a result we have recognized revenue on sales to China using the percentage-of-completion method (see the table in our response to comment #3).

We attempt to mitigate our inventory exposure related to orders with delivery risks by negotiating payment terms that include customer deposits and progress payments that coincide with the cost of the inventory being manufactured. However, these payment terms may not cover all inventory exposure, therefore, we closely monitor inventory levels on these contracts. As stated earlier, we have never sustained losses in China or any other region on contracts accounted for under the percentage-of-completion method of accounting as a result of customers not taking delivery of equipment.

Index to Consolidated Financial Statements and Schedule, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Accounts Receivable, page F-9

2.           Comment:
We see from disclosures herein that the company uses the percentage-of-completion method of accounting to recognize revenue on certain long-term contracts. We also noted disclosures on page 9 that you recognize revenue for certain capital orders in China using the completed contract method and on page 25 that “Our revenue recognition in China can be quite variable from period to period because we generally recognize revenue there on the completed contract method”. Please tell us why this Note does not disclose that you use the completed contract method of accounting for certain contracts. Also, tell us how the company determines which revenue recognition method to use for its long-term contracts. Reference the specific authoritative U.S. GAAP that supports your conclusions. Finally, revise future filings to include all disclosures required by FASB ASC 605-35-50.

Response:
As discussed on page F-9, we predominantly recognize revenue in accordance with the general revenue recognition rules in ASC 605-10-S25 (persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured) as most of our revenue arrangements do not qualify for revenue recognition under ASC 605-35. However, when we receive contracts for complex systems that are custom designed, engineered and manufactured to a customer’s specifications and qualify for revenue recognition under ASC 605-35, we review the contract to determine if the percentage-of-completion method should be used. We use the percentage-of-completion method to recognize revenues on a contact if we determine that:

•	The Company can make reasonably dependable estimates related to progress toward completion, contract revenues, and contract costs.
•
Contracts executed include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The buyer can be expected to satisfy all obligations under the contract and the Company can be expected to perform all contractual obligations.

However, if we determine we cannot meet the above criteria, we use the completed contract method. We have used the completed contract method at our Chinese facilities primarily because we are unable to produce reasonably dependable estimates of contract costs or progress towards completion and in certain cases, we are unable to determine that the customer could satisfy their contractual obligations.

In future filings, we will include all the disclosures required by FASB ASC 605-35-50, specifically by modifying the disclosure on page F-9 to refer to the completed contract method. We will add the following disclosure at the end of the paragraph which discusses our use of the percentage-of-completion method: “For long-term contracts that do not meet the criteria under ASC 605-35 to be accounted for under the percentage-of-completion method, we recognize revenue using the completed contract method. When using the completed contract method, the Company recognizes revenue when the contract has been completed and when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.”

3.           Comment:
In a related matter, we noted disclosures herein that “Revenues recorded under the percentage-of-completion method were $29 million in 2011, $26 million in 2010, and $32 million in 2009” and on page F-40 that revenues from China during the same periods were approximately $62 million, $37 million and $22 million, respectively. Please tell us the portion of the referenced percentage-of-completion method revenues during fiscal 2011, 2010 and 2009 that were related to orders from Chinese customers and tell us the portion of the revenues from China as disclosed on page F-40 that were recognized using the completed contract method. Based on your response to the aforementioned requests as well as disclosures in the “percentage-of-completion” section on page 21, consider the need to address why page 25 indicates “Our revenue recognition in China can be quite variable from period to period because we generally recognize revenue there on the completed contract method”.

Response:
Total revenues in China disclosed in our Form 10-K were $61.9 million, $37.1 million, and $22.4 million in 2011, 2010, and 2009, respectively. These totals are based on selling location, except for $6.3 million, $3.9 million, and $5.2 million in 2011, 2010, and 2009, respectively, which represents revenue recognized on sales to Chinese customers by one of our U.S. subsidiaries. We added these to the disclosure in order to give our investors a more complete picture of our revenues in China. The breakout of revenues in China in fiscal 2011, 2010 and 2009 between revenue recognized using the percentage-of-completion method, completed contract method and general revenue recognition were as follows:

(In millions)	2011	2010	2009
Percentage-of-completion revenues (recognized in U.S.)	$4.9	$2.0	$2.9
General revenue recognition (recognized in the U.S.)	1.4	1.9	2.3
Completed contract revenues (recognized in China)	29.2	13.4	2.0
General revenue recognition (recognized in China)	26.4	19.8	15.2
	$61.9	$37.1	$22.4

The percentage of the revenues from customers in China that were recognized using general revenue recognition and the completed contract method for fiscal years 2011, 2010 and 2009 were 92%, 94%, and 87%, respectively. In future filings, we will remove the statement that “we generally recognize revenue in China on the completed contract method” as we are using both general revenue recognition and the completed contract method.

Note 12 – Business Segment and Geographical Information, page F-39

4.           Comment:
We note that you have aggregated your operating entities into one reportable segment, Papermaking Systems, and a separate product line, Fiber-based Products. Please tell us the basis for aggregating your operating segments into a one reportable segment and a separate product line under FASB ASC 280. Please also provide us with your analysis of the aggregation criteria under FASB ASC 280-10-50-11.

Response:
In determining Kadant’s operating segments, we looked at the criteria under ASC paragraph 280-10-50-1, which states that an operating segment must have all of the following characteristics: (1) engage in business activities from which it may earn revenues and incur expenses, (2) produce operating results that are regularly reviewed by the entity’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and (3) have discrete financial information available. In accordance with ASC 280, Kadant evaluated each of these criteria in developing its operating segments as follows:

1.	Each operating segment engages in business activities from which it earns revenues and incurs expenses.

2.	The operating results of each operating segment are regularly reviewed by the CODM to allocate resources and assess performance.

3.	Discrete financial information for each operating segment is available.

In addition, each operating segment has a segment manager.

In aggregating our operating segments into one reportable segment, the Company aggregated operating segments with similar economic characteristics, products and services, production processes, customers, methods of distribution and regulatory environments.

In analyzing the aggregation criteria for Kadant’s segment reporting, per FASB ASC 280-10-50-11, operating segments may be aggregated if aggregation is consistent with 1) the objective and basic principles of this Subtopic (e.g., aggregation helps users better understand the business’ performance and assess its prospects for future net cash flows), 2) the operating segments have similar economic characteristics, and 3) if the operating segments are similar in each of the following areas:
A)	The nature of the products and services,
B)	The nature of the production processes,
C)	The type or class of customer for their products and services,
D)	The methods used to distribute their products and services, and
E)	The nature of the regulatory environment.

As we considered whether the operating segments should be aggregated within the Papermaking Systems segment, we looked at the factors necessary for aggregation and determined how each operating segment fits into the criteria outlined above.

Our rationale on each of the aggregation criteria noted above as it relates to the aggregation of the operating segments into one reportable segment, Papermaking Systems, is as follows:

A)
Products and services – Kadant’s operating segments sell capital equipment and spare parts principally to the pulp and paper industry. The nature of the equipment manufactured and sold by each operating segment is very similar and can all be considered of like kind since it is industrial process equipment used primarily in the production of paper. The operating segments offer engineering, application and general service support for their products.

B)
Production process –The manufacturing facilities in each operating segment are generally equipped with similar production equipment such as computer numerical control (CNC) equipment for milling, drilling, boring, lathes and drill presses. In addition, the manufacturing facilities are on the same engineering drawing platform. The production and inspection processes are similar in each operating segment and each operating segment purchases similar raw materials such as steel, stainless steel, ductile iron, brass, and bronze, and outsources similar work.

C)	Type or class of customer – The pulp and paper industry is a well-defined market. Each operating segment actively sells its products to the same customer base.

D)
Methods to distribute products – Each operating segment uses a direct sales force in the major markets served and agents in smaller markets served. The direct sales force for each operating segment includes highly technically trained experts. The majority of sales ship directly into the mill (its point of use). Some products are shipped to original equipment manufacturers (OEMs) that incorporate the products into a larger system. Both the direct shipment to mill (point of use) and OEM sales take place at each of the operating segments.

E)	Regulatory environment – the nature of the regulatory environment is consistent among the operating segments.

In analyzing the operating segments for similar economic characteristics, we evaluated FASB ASC 280-10-50-11 which states that operating segments exhibit similar long-term financial performance if they have similar economic characteristics, which we believe is the case. In addition, the long-term financial performance of each operating segment moves in tandem with the performance of the paper industry. When the paper industry is in a growth cycle, the operating segments benefit from this. Likewise, when the paper industry is in a down cycle, the economic performances of the operating segments suffer.

The above comprehensive review and analysis has enabled us to conclude that our operating segments can be aggregated into one reportable segment, Papermaking Systems. Consistent with the objectives and basic principles of this subtopic, it is the view of the Company that this presentation provides the users of our financial statements the best understanding of our performance and future prospects from which to make informed judgments.

Our Fiber-based products business is an operating segment that produces biodegradable, absorbent granules from papermaking byproducts. This segment does not meet the quantitative thresholds outlined in FASB ASC 280-10-50-12 nor the aggregation criteria noted above. This operating segment represented approximately 3% of our total revenues in 2011, 2010 and 2009 and, in accordance with ASC 280-10-50-15 is combined with Corporate in our segment disclosures.

Acknowledgement of the Company

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 978-776-2012 if you have any questions or comments regarding this response.

                   Very truly yours,

                   /s/ Thomas M. O’Brien
                   Thomas M. O’Brien
                   Executive Vice President and Chief Financial Officer